VIA EDGAR

March 25, 2014

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Everyday Health, Inc. (the “Company”) Registration Statement on Form S-1 (File No. 333-194097)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 p.m. (ET) on March 27, 2014, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated March 17, 2014, through the date hereof:

Preliminary Prospectus dated March 17, 2014:

3,794 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

As Representative of the several Underwriters

J.P. MORGAN SECURITIES LLC

By:    /s/ Gregor C. Feige
Name: Gregor C. Feige
Title: Executive Director

[Signature Page to Acceleration Request]

Very truly yours,

As Representative of the several Underwriters

CREDIT SUISSE SECURITIES (USA) LLC

By:    /s/ Anthony Kontolean
Name: Anthony Kontolean
Title: Managing Director

[Signature Page to Acceleration Request]

Very truly yours,

As Representative of the several Underwriters

CITIGROUP GLOBAL MARKETS INC.

By:    /s/ Sarah Bayer
Name: Sarah Bayer
Title: Director

[Signature Page to Acceleration Request]